Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 17, 2013

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million 0.750% Senior Notes Due January 22, 2016

Issuer:	John Deere Capital Corporation

Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services

Note Type:	Medium-Term Notes, Series E

Issue Size:	$500 million

Trade Date:	January 17, 2013

Settlement Date (T+3):	January 23, 2013

Maturity Date:	January 22, 2016

Benchmark Treasury:	0.375% due January 15, 2016

Benchmark Treasury Yield and Price:	0.386%; 99-31

Spread to Treasury:	40 basis points

Reoffer Yield:	0.786%

Coupon:	0.750%

Coupon Payment Dates:	Semi-annually on January 22 and July 22, commencing on July 22, 2013 and ending on the maturity date.

Day Count:	30 / 360, Unadjusted

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Redemption Provision:	N/A

Price to Public:	99.894%

Gross Spread:	0.15%

Net Proceeds (%):	99.744% plus accrued interest from January 23, 2013

Net Proceeds ($):	$498,720,000 plus accrued interest from January 23, 2013

CUSIP / ISIN:	24422ERZ4 / US24422ERZ42

Joint Bookrunners:	Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

Co-Managers:	BNP Paribas Securities Corp.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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